TransAlta to issue $200 million of senior unsecured notes

CALGARY, Alberta (Nov. 30, 2005) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced it has issued $200 million of two-year senior unsecured notes.  The notes will bear interest of 4.20 per cent per annum and mature on Dec. 5, 2007.  The notes have been rated BBB (stable trend) by Dominion Bond Rating Service and BBB- by Standard and Poor’s.  Closing is expected to take place Dec. 5, 2005 and the proceeds from the offering will be used for debt repayment and general corporate purposes.

The notes are being sold pursuant to TransAlta’s $1 billion base shelf prospectus dated Nov. 14, 2005 and a related prospectus supplement dated Nov. 30, 2005.  The prospectus supplement will be filed with the various securities commissions in each of the provinces of Canada and available at www.sedar.com.  CIBC World Markets and RBC Dominion Securities were the co-leads for the offering.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.  All reference to dollars ($) in this press release are to Canadian dollars.

The notes have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States or to any U.S. Persons, as those terms are defined under Regulation S under the Securities Act, unless the notes are registered under the Securities Act or an exemption from such registration is available.  This announcement does not constitute an offer to sell or the solicitation of an offer to buy the notes in the United States or to any U.S. Persons.  The notes are being offered and sold only outside the United States to non-U.S. Persons in compliance with Regulation S under the Securities Act or pursuant to other available exemptions from registration under the Securities Act.

For more information:

Media inquiries:

Investor inquiries:

Sneh Seetal

Daniel J. Pigeon

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Pager:  (403) 213-7041

Phone:  (403) 267-2520

Email:  sneh_seetal@transalta.com

E-mail:  investor_relations@transalta.com